Phone:	(212) 885-5358
Fax:	(917) 332-3824
Email:	leslie.marlow@blankrome.com

December 8, 2022

VIA EDGAR

United States Securities
and Exchange Commission
Division of Corporation Finance

100 F Street, N.E.
Washington, D.C. 20549
Attention: Dillon Hagius

Re:	Cadrenal Therapeutics, Inc.
Amendment No. 3 to Registration Statement on Form S-1
Submitted on December 6, 2022
File No. 333-267562

Dear Mr. Haguis:

On behalf of our client, Cadrenal Therapeutics, Inc. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated December 8, 2022 (the “Comment Letter”), relating to the above-referenced Amendment No. 3 to Registration Statement on Form S-1. We are concurrently submitting via EDGAR Amendment No. 4 to Registration Statement on Form S-1 (“Amended Registration Statement No. 4”).

Set forth below is the comment and caption from the Comment Letter. Immediately following the comment is the Company’s response to that comment in bold.

Amendment No. 3 to Registration Statement on Form S-1

Cover Page

1.	Disclose whether your offering is contingent upon final approval of your Nasdaq listing on your cover page. Please ensure the disclosure is consistent with your underwriting agreement.

Response: We have added disclosure on the cover page that the offering is contingent upon final approval of our Nasdaq listing.

United States Securities

and Exchange Commission

December 8, 2022

Risk Factors

Our stock price may be extremely volatile, and your investment in our common stock could suffer a decline in value., page 44

2.	We note recent instances of extreme stock price run-ups followed by rapid price declines and stock price volatility seemingly unrelated to company performance following a number of recent initial public offerings, particularly among companies with relatively smaller public floats. Please revise this risk factor or include a separate risk factor addressing the potential for rapid and substantial price volatility and any known factors particular to your offering that may add to this risk and discuss the risks to investors when investing in stock where the price is changing rapidly. In addition, please clearly state that there is a risk of rapid and substantial price volatility and that any such volatility, including any stock-run up, may be unrelated to your actual or expected operating performance and financial condition or prospects, which could make it difficult for prospective investors to assess the rapidly changing value of your stock.

Response: We have revised our disclosure to include a risk factor related to extreme stock price volatility seemingly unrelated to company performance following a number of recent initial public offerings and the risk of rapid and substantial price volatility investors may experience related to our common stock following our initial public offering.

If you have any questions or need additional information, please contact the undersigned at (212) 885-5358 or Hank Gracin at (212) 885-5362.

Sincerely,

/s/ Leslie Marlow
Leslie Marlow

cc:	Quang Pham
Chief Executive Officer, Cadrenal Therapeutics, Inc.